Exhibit 19.1

Tecogen Inc. Policy Regarding Insider Trading

This Insider Trading Policy describes the standards of Tecogen Inc (the "Company") on trading, and causing the trading of, the Company's securities or securities of certain other publicly-traded companies while in possession of confidential information. This policy is divided into two parts: the first part prohibits trading in certain circumstances and applies to all directors, officers, employees, and consultants of the Company and the second part imposes special additional trading restrictions and applies to all (i) directors of the Company, (ii) executive officers of the Company, (iii) management of the Company, (iv) former directors, officers, or management serving as consultants to the Company, (v) anyone else the Company’s Legal Department designates from to time (collectively, "Covered Persons").
One of the principal purposes of the federal securities laws is to prohibit so-called "insider trading." Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company's securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is "material" and "non-public." These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director, officer or employee who buys or sells Company stock on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions.
PART I

1.Applicability
This Policy applies to all transactions in the Company's securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company's securities, whether or not issued by the Company.
This Policy applies to all employees of the Company and its subsidiaries, all officers of the Company and its subsidiaries and all members of the Company's board of directors. This Policy also applies to all consultants of the Company
2.    General Policy: No Trading or Causing Trading While in Possession of Material Non- public Information
a.No director, officer or employee or consultants may purchase or sell any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. (The terms "material" and "non-public" are defined in Part I, Section 3(a) and (b) below.)
b.No director, officer, employee or consultant who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends.
In addition, no director, officer, employee or consultant may purchase or sell any security of any other company,                 whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No director, officer, employee, or consultant who knows of any such material non-public information may communicate that information to any other person, including family and friends.
For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of the Company’s Legal Department(which is defined in Part I, Section 3(c) below).
It is highly recommended that Covered Persons "pre-clear" all transactions in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below.
3.    Definitions
a.Materiality. Insider trading restrictions come into play only if the information you possess is "material." Materiality, however, involves a relatively low threshold. Information is generally regarded as "material" if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.
Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i)significant changes in the Company's prospects;
(ii)significant write-downs in assets or increases in reserves;
(iii)developments regarding significant litigation or government agency investigations;
(iv)liquidity problems;
(v)changes in earnings estimates or unusual gains or losses in major operations;
(vi)major changes in management;
(vii)changes in dividends;
(viii)extraordinary borrowings;
(ix)award or loss of a significant contract;
(x)changes in debt ratings;
(xi)proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and
(xii)offerings of Company securities.
Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult the Company’s Legal Department before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.
b.    Non-public Information. Insider trading prohibitions come into play only when you possess information that is material and "non-public." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public" the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, information would generally be deemed widely available to the investing public one full business days after it has been disclosed in a press release, wire service or reports or other documents filed with the SEC which are publicly available (including e.g., the Company’s annual and quarterly reports and proxy statement). Even after public disclosure you must wait until the next business day to trade on the securities involved in the non-public information.
Non-public information may include:
(i)information available to a select group of analysts or brokers or institutional investors;
(ii)undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
(iii)information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally one full trading day).
As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Company’s Legal Department or assume that the information is "non-public" and treat it as confidential.
c.    Legal Department. The Company’s General Counsel or his designee represents the Company’s Legal Department. The current General Counsel is Jack Whiting. He can be reached at Jack.Whiting@tecogen.com or 781-522-6016.The duties of the Legal Department include, but are not limited to, the following:
(i)assisting with implementation and enforcement of this Policy;
(ii)circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(iii)assisting with pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3 below; and
(iv)providing approval of any Rule 10b5-1 plans under Part II, Section 1(c) below and any prohibited transactions under Part II, Section 4 below.
4.    Violations of Insider Trading Laws
Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.
a.Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.
In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.
The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.
b.    Company-imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Company’s Legal Department and must be provided before any activity contrary to the above requirements takes place.

PART II

1.Blackout Periods
All Covered Persons are prohibited from trading in the Company's securities during blackout periods as defined below.
a.Quarterly Blackout Periods. Trading in the Company's securities is prohibited during the period beginning at the close of the market two weeks before earnings are publicly disclosed and ending at the close of business on the trading day following the date the Company's financial results are publicly disclosed. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company's financial results.
b.Year end Blackout Period. Trading in the Company’s securities is prohibited during the period beginning at the close of the market on the last trading day in January of each year and ending at the close of business on the trading day following the date of the Company’s annual financial results are publicly disclosed. During this period, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.
c.Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.
d.Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 (an "Approved 10b5-1 Plan") that:

(i)has been reviewed and approved at least two weeks in advance of any trades thereunder by the Legal Department (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Legal Department at least two weeks in advance of any subsequent trades);
(ii)was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non-public information about the Company; and
(iii)gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.
2.    Trading Window
Covered Persons are permitted to trade in the Company's securities when no blackout period is in effect. Generally this means that Covered Persons can trade during the period beginning on the day that the blackout periods under Part II Section 1(a) end and ending on day that the next blackout period under Part II Section 1(a) begins. However, even during this trading window, a Covered Person who is in possession of any material non-public information should not trade in the Company's securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.
3.    Prohibited Transactions
Covered Persons, including any person's spouse, other persons living in such person's household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company's securities unless advance approval is obtained from the Company’s Legal Department :
(i)Short-term trading. Covered Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase;
(ii)Short sales. Covered Persons may not sell the Company's securities short;
(iii)Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company's securities;
(iv)Trading on margin. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and
(v)Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.
4.    Acknowledgment and Certification
All Covered Persons are required to sign the attached acknowledgment and certification.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company's Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

(Signature)
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Date: